SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: July 13, 2011

FOR IMMEDIATE RELEASE

EZchip Announces OpenFlow 1.1 Implementations on its
NP-4 100-Gigabit Network Processor

Yokneam, Israel, July 13, 2011 -- EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in Ethernet network processors, today announced that the latest OpenFlow spec, version 1.1, has been successfully implemented on the NP-4 network processor by several independent bodies. OpenFlow is a protocol that allows separation of the data and control planes in a switched network and seeks to increase network functionality while lowering the cost associated with operating networks. Leading hardware, software and service provider companies are members of the recently formed Open Networking Foundation, a nonprofit organization that promotes OpenFlow.

One of the implementations of OpenFlow 1.1 on the NP-4 was developed by the Telecom Research Team (LTIR Lab) at the Université du Québec à Montréal (UQAM), while others are at corporations that prefer confidentiality. The LTIR Research Lab was founded by Professor Omar Cherkaoui who is leading a major project on the virtualization of network equipment called Netvirt.

“EZchip’s NP-4 processor provides the flexibility and performance necessary for implementing OF1.1 as well as any future versions of the standard. NP-4’s easy programming model enabled the UQAM Netvirt team to realize our OF1.1 full implementation with a high level of flexibility and a full 100 Gigabits.  We are very pleased with the outcome,” said Prof. Omar Cherkaoui, Université du Québec à Montréal.

A demo summary of the related work using EZchip’s NP-4 performed by UQAM can be downloaded at http://groups.geni.net/geni/attachment/wiki/GEC10DemoSummary/UQAM-Openflow-Genidemo-Poster_V_1.0.pdf

While the previous version of OpenFlow, version 1.0, has seen multiple silicon-based implementations, the recently released version 1.1 strains silicon implementations by requiring a high degree of packet processing flexibility, in particular performing repetitive nested lookups in various tables. EZchip’s network processors (NPUs) have long been recognized as providing a great degree of packet processing flexibility through software programming and without requiring any special hardware enhancements or revisions, EZchip’s NPUs enable high performance implementation of the OpenFlow version 1.1 protocol, demonstrating the reduced time-to-market coupled with high-performance benefits provided by EZchip’s NPUs.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Contact:
Daureen Green, Marketing Communications
dgreen@ezchip.com, Tel: +972-4-959-6677